UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

SEC FILE NUMBER: 811-21590

NOTIFICATION OF LATE FILING

(Check One):

[ ]Form 10K
[ ]Form 20-F
[ ]Form 11-K
[ ]Form 10-Q
[ ]Form N-SAR
[x]Form N-CSR

FOR PERIOD ENDED: September 30, 2004

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

Full Name of Registrant: AIG Strategic Hedge Fund of Funds

Former Name if applicable: N/A

Address of principal executive office: 599 Lexington Avenue

City, state and zip code: New York, NY 10022

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.) [X]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit require by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

This is an amended filing to supplement the Form 12b-25 previously filed by the Registrant on December 9, 2004.

The Registrant commenced operations on August 1, 2004 and the Form N-CSR relevant hereto covered only the two-month stub period from commencement of operations through September 30, 2004, the end of the Registrant's initial semi-annual period. Since the Registrant had only recently commenced operations, the Registrant's management determined that the Registrant and its shareholders would be best served by delaying the filing of the Form N-CSR in order that management could have additional time to: (1) review the Registrant's first set of financial statements; (2) ensure that the Registrant's newly adopted Disclosure Controls and Procedures were being properly implemented prior to filing the Form N-CSR; and (3) ensure that the Form N-CSR, when filed, would be accurate. This delay in filing the Form N-CSR did not arise from any concern or disagreement relating to the accounting underlying the financial statements, nor any problems discovered while reviewing the financial statements in accordance with the Disclosure Controls and Procedures.

As a result, management determined to file the December 9, 2004 Form 12b-25 in order to request an extension of time to prepare and file its Form N-CSR.

The Registrant filed its Form N-CSR on December 23, 2004.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

Name: Philip J. Dunne

Telephone: 646-735-0505

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?No.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AIG Strategic Hedge Fund of Funds
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 14, 2005

By: /s/ Philip J. Dunne

Name: Philip J. Dunne

Title: Principal Financial Officer

Instruction.

The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).